April 21, 2005

BY EDGAR

US Securities and Exchange Commission

450 Fifth Street

Washington DC 20549-0405

Dear Sirs/Mesdames:

Re:	Canplats Resources Corporation

Form 20-F for year ended July 31, 2004

Filed December 16, 2004

Draft amendment filed supplementally

File No. 0-31190

We have reviewed your letter of March 31, 2005 commenting on our Form 20-F annual report for the fiscal year ended July 31, 2004 (“2004 Form 20-F”) and respond as follows with a blacklined Amendment No. 1 to Form 20-F for the fiscal year ended July 31, 2004 (the “2004 Form 20-F/A1”) attached for your review. We note that the 2004 Form 20-F/A1 has been filed supplementally.

Please note our response (a) uses the headings of your letter and (b) sets out each of your comments in full, in italics, with our response to each comment directly beneath.

20-F for the year ended July 31, 2004

Controls and Procedure, page 42

1.

We note your disclosure that your “principal executive officer and principal financial officer have concluded that [your] disclosure controls and procedures are effective to ensure that information required to be included in [your] periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner”. Supplementally confirm with respect to this filing and revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We confirm that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. We have revised our 2004 Form 20-F accordingly. Please see page 42 of the attached 2004 Form 20-F/A1.

2.

We note your disclosure that “there have been no significant changes in [your] internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.” Supplementally confirm with respect to this filing and revise to state clearly, if correct, that there were no changes in your internal control over financial reporting that occurred subsequent to the date of their last evaluation.

We confirm that, during the period covered by our annual report on Form 20-F for the year ended July 31, 2004, there were no changes in our internal control over financial reporting that occurred subsequent to the date of their last evaluation. We have revised our 2004 Form 20-F accordingly. Please see page 42 of the attached 2004 Form 20-F/A1.

Auditors’ report, page F-3

3.

We understand that your accountants are registered with the Public Company Accounting Oversight Board and are therefore required to comply with all its auditing and related professional practice standards. Note that effective for reports issued or reissued on or after May 24, 2004, the auditors’ report must refer to the “standards of the Public Company Accounting Oversight Board (United States)”. Please request that you accountants supplementally confirm, if true, that they conducted their audit in accordance with the standards of the PCAOB. Request your accountants to revise their report accordingly. Refer to PCAOB Release No. 2003-025 and Commission Releases No. 34-49707 and FR-73.

We confirm that our auditors’ conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). We have attached a revised report from our auditors. Please see page F-3 of the attached 2004 Form 20-F/A1.

Acknowledgement

We acknowledge that:

(a)	we are responsible for the adequacy and the accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	we may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please fax a copy of your response to the undersigned at (604) 689-3847.

If you require any further information, please contact the undersigned at (604) 484-8211.

Yours truly,

CANPLATS RESOURCES CORPORATION

Per:

/s/ Joseph Ovsenek

Joseph Ovsenek

Assistant Corporate Secretary

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